QUATERRA RESOURCES INC.

1100 - 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 684-9384  Fax: (604) 641-2740
www.quaterra.com

MANAGEMENT INFORMATION CIRCULAR
AS AT AND DATED MAY 6, 2021

(Unless otherwise noted;
All $ references in US dollars)

This Management Information Circular ("Information Circular") accompanies the Notice of the 2021 Annual  General  Meeting  ("Notice  of  Meeting")  of  holders  of  common  shares  ("shareholders")  of Quaterra Resources Inc. (the "Company") scheduled to be held on Thursday, June 17, 2021 (the "Meeting"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment or postponement thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR
IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies.  If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the Information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.  The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company ("Management Appointees").  A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the Management Appointees. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company ("registered shareholders") or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares including,  among  others,  banks,  trust  companies,  securities  dealers  or  brokers  and  trustees  or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (b) in the name of a clearing agency such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.  In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries.

Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non- Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and submit it to the Company, c/o Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 416-263-9261; or

(b) more typically, be given a voting instruction or proxy authorization form which is not signed by the Intermediary, and  which,  when  properly  completed  and  signed  by  the  Non- Registered Holder and returned to the Intermediary or its service company, (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre- printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar- code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company. A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares.  If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.  Please  return  your  voting  instructions  as  specified  in  the  request  for  voting instructions.

Management of the Company intends to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or at the office of the Company at Suite 1100, 1199 West Hastings Street, Vancouver, BC V6E 3T5, not less than 48 hours, excluding Saturdays, Sundays, and holidays, prior to the time of the holding of the Meeting or any adjournment or postponement thereof.  Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman's discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE  VOTED  OR  WITHHELD  FROM  VOTING  ON  EACH  MATTER  REFERRED  TO  IN  THE NOTICE  OF  MEETING  IN  ACCORDANCE  WITH  THE  INSTRUCTIONS  GIVEN  (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS  TO  MATTERS  IDENTIFIED  IN  THE  NOTICE  OF  MEETING  AND  OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.  IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE  PROPERLY  BROUGHT  BEFORE  THE  MEETING  OR  ANY  OTHER  BUSINESS  IS PROPERLY  BROUGHT  BEFORE  THE  MEETING,  IT  IS  THE  INTENTION  OF  THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR.  AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or the registered shareholder's attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company's last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized share structure consists of an unlimited number of common shares without par value. There is one class of shares only and there are 223,165,610 common shares issued and outstanding. Shareholders of record as of May 6, 2021 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for.  A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To  the  knowledge  of  the  directors  and  executive  officers  of  the  Company,  as  at  the  date  of  this Information  Circular,  no  person  or  company  beneficially  owns,  or  controls  or  directs,  directly  or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company, other than:

Name	Number of Shares	Percentage
Tony Alford	35,625,240 (1)	15.96%

(1) Based on Tony Alford's SEDI filings as at the date of this Information Circular, Mr. Alford holds his shares both directly and jointly with his spouse. Does not include 7,000,000 share purchase warrants of the Company at an exercise price of $0.05 per share.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. Unless such authority is withheld, the Management Appointees intend to vote the shares represented by proxy for the election of the nominees herein listed on any poll or ballot that may be called for.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES HEREIN LISTED WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE MANAGEMENT APPOINTEES, IF NAMED IN THE PROXY, TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Management proposes that the number of directors for the Company be determined at six (6) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and that each of the following persons be nominated for election as a director of the Company for the ensuing year. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position with the Company	Principal Occupation, Business or Employment	Director Since	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Thomas C. Patton Washington, USA Chairman and Director	Chairman of the Company	November 6, 1998	7,704,110(1)
John Kerr British Columbia, Canada Director	Geological Engineer	May 12, 1993	503,334
LeRoy Wilkes Colorado, USA Director	Retired Mining Executive	August 22, 2006	315,428
Terrence Eyton British Columbia, Canada Director	Chartered Professional Accountant	March 26, 2015	345,000(2)

(1)  Thomas Patton directly holds 3,364,762 common shares and indirectly has control over 4,339,348 common shares.

(2)  Terrence Eyton directly holds 135,000 common shares and indirectly has control over 210,000 common shares.

The Company's Audit Committee is currently comprised of Terrence Eyton (Chair), John Kerr and LeRoy Wilkes. The current members of the Corporate Governance, Nomination and Compensation Committee are LeRoy Wilkes (Chair), Terrence Eyton and John Kerr. The Company also has a Safety, Health, Security and Environment Committee, the members of which are John Kerr (Chair), Thomas Patton and Terrence Eyton.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next annual general meeting of the Shareholders or until their successors are otherwise elected or appointed.

Majority Voting

The Company has adopted a Majority Voting Policy in its Corporate Governance Principles. Pursuant to this Policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the Meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board. Any such resignation shall take effect upon acceptance by the Board.  The Compensation and Nomination Committee will expeditiously consider the director's offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation.  The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of a press release. The applicable director will not participate in any Committee or Board deliberations after the resignation offer. The Corporate Governance Committee charter is available on the Company's website at www.quaterra.com.

Cease Trade Orders, Penalties and Bankruptcies

Except as otherwise disclosed in this Information Circular, to the knowledge of the Company, no director:

a.          is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief  executive  officer  or chief  financial  officer and  which  resulted  from an  event  that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer;

b.          is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c.          has within 10 years before the date of this  Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d.          has been subject to:

(i) since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director;

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered  important  to  a  reasonable  securityholder  in  deciding  whether  to  vote  for  a proposed director; or

e.          is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

For the purpose of the paragraphs above, "order" means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

APPOINTMENT OF AUDITORS

At the Meeting, shareholders will be requested to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration.  PricewaterhouseCoopers LLP was first appointed auditors of the Company on October 7, 2016.

The person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

STOCK OPTION PLAN

At the Meeting, the shareholders will be asked to approve the Company's stock option plan (the "Plan") and the number of common shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the TSX Venture Exchange ("TSXV").

The purpose of the Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company's shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company's shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The proposed Plan is a "rolling" plan that provides that the aggregate number of shares reserved for issuance under it, and all of the Company's other previously established and outstanding stock option plans or grants, will not exceed 10% of the Company's issued common shares at the time of the grant of a stock option under the proposed Plan.

The proposed Plan provides that the option exercise price, as determined by the Board of Directors with recommendations  from  the  Company's  Corporate  Governance,  Nomination  and  Compensation Committee, must not be less than the closing price of the Company's common shares on the TSXV on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the TSXV. The maximum term of the options granted under the Plan is ten years from the date of grant; however the normal term of the options is five years.  The Board of Directors of the Company, with recommendations  from  the  Company's  Corporate  Governance,  Nomination  and  Compensation Committee, may determine the limitation period during which an option may be exercised and, notwithstanding that none may be required by the policies of the TSXV whether a particular grant will have a minimum vesting period.  In the event of resignation or termination of an optionee, such optionee may exercise options held by such optionee for a period of 90 days following the effective date of such resignation or for a time as otherwise determined by a directors' resolution at the time of the grant of the options. In the event of an optionee's death, the stock option may be exercised by a qualified successor until the earlier of a period of one year from the date of such death and the expiry date of the stock option. Any amendment to the proposed Plan will require the approval of the TSXV and may require shareholder approval.

The granting of stock options under the proposed Plan is restricted as follows: (a) the number of options granted to a consultant in a 12-month period must not exceed 2% of the issued shares of the Company at the time of grant of the stock option; and (b) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of the Company in any 12-month period, at the time of grant of the stock option.

In accordance with the terms of the proposed Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company's shareholders. Under the policies of the TSXV, if

a.            the grants of options under the proposed Plan to "insiders" of the Company, together with all of the Company's outstanding stock options, could result at any time in:

i. the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

ii. the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company; or

b.            the number  of shares reserved  for issuance  pursuant to stock options granted  to any one optionee, within a 12-month period, exceeding 5% of the issued common shares of the Company;

such shareholder approval must be "disinterested shareholder approval", but as the proposed Plan is restrictive as to these results, disinterest shareholder approval of the proposed Plan is not required.

The policies of the TSXV and the terms of the proposed Plan also provide that "disinterested shareholder approval" will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term "disinterested shareholder approval" means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed Plan and associates of such persons. The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors and officers of the Company and its subsidiaries and holders of greater than 10% of the voting securities of the Company. The term "associates" is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed Plan nor grant options under it.  Even if approved, the directors may determine not to proceed with the proposed Plan.

The proposed Plan will be available for inspection at the Meeting.  The directors recommend that the shareholders approve the proposed Plan.

The person(s) designated by management of the Company in the enclosed form of Proxy intend to vote FOR the adoption of the Stock Option Plan Resolution.

RATIFICATION AND CONFIRMATION OF SHAREHOLDER RIGHTS PLAN

The Company adopted a shareholder rights plan agreement dated as of June 21, 2018 between the Company and Computershare Investor Services Inc. (the "Rights Plan").  A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com.

At the Meeting, shareholders of the Company will be asked to pass an ordinary resolution to ratify and confirm the continued existence of the Rights Plan.

The Rights Plan will expire at the termination of the Meeting, unless it is ratified and confirmed for continuation by the shareholders of the Company in accordance with its provisions. The Board determined that it is appropriate and in the best interests of the shareholders that the Rights Plan be ratified and confirmed to continue for the next three years as described below.

Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Company.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board of Directors of the Company to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares of the Company at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "Permitted Bid" under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a "Permitted Bid" but is negotiated with the Company and has been exempted by the Board of Directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

The Board of Directors believes that the continuation of the Rights Plan remains in the best interests of the Company and will ensure that all shareholders have an equal opportunity to participate in a change of control transaction.

The ratification of the Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of the Company. The ratification of the Rights Plan is also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the common shares of the Company.

For a summary of the key terms and conditions of the Rights Plan, please see Schedule "A" to this Information Circular. Shareholders are urged to carefully review the summary in its entirety.

Resolution

The Board of Directors recommends that you vote FOR the ordinary resolution to ratify and confirm the Rights Plan.  The Company is not currently aware of any shareholder whose votes will be ineligible to be counted towards the ordinary resolution to ratify and confirm the Rights Plan.

Accordingly, at the Meeting, shareholders of the Company will be asked to consider, and if thought fit, to approve the following ordinary resolution:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1. the Shareholder Rights Plan dated as of June 21, 2018 be and is hereby ratified and confirmed for continuation for three years to the date of the Company's annual meeting of shareholders to be held in 2024; and

2. any one director or officer of the Company is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to this resolution, including making any amendments to the Rights Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company."

The person(s) designated by management of the Company in the enclosed form of Proxy intend to vote FOR the above resolution at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION Compensation Discussion & Analysis

Named Executive Officers

"CEO" means each individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

"CFO" means each individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

"executive officer" means an individual who is a chair, vice-chair or president of the Company, a vice-president in charge of a principal business unit, division or function including sales, finance or production of  the  Company  and  an  individual  who  is  performing  a  policy-making  function  in  respect  of  the Company.

"NEO" or "Named Executive Officer" means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

(d) each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2020, the Company's Named Executive Officers were: Thomas Patton (Chairman of the Board), Gerald Prosalendis (former President and CEO) and Lei Wang (CFO).

Corporate Governance, Nomination and Compensation Committee

The Corporate Governance, Nomination and Compensation Committee (the "Governance Committee") of the Board was established to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company's compensation plans, policies and programs.

One of the key roles of the Governance Committee is to assist the directors of the Company in attracting, evaluating and retaining key senior executive personnel through compensation and other appropriate performance incentives. It is the Governance Committee's responsibility to ensure that the Company develops a compensation plan for its executive officers that is fair and competitive and consistent with the best interests of the Company. The role of management is to provide the Governance Committee with perspectives on the business strategy and individual performance of senior executive personnel in order to assist the Governance Committee in making recommendations regarding compensation.

The Governance Committee reviews the performance of the Company's NEOs against established performance goals and criteria and makes recommendations to the Board of the Company on appropriate compensation. Other than with respect to the CEO, the Governance Committee also considers the evaluations and recommendations of the CEO.

The Governance Committee has the responsibility for reviewing compensation policies, programs and procedures for the Company's NEOs, including a review of any proposed awards of stock options or any other equity plans and recommending same for approval by the full Board.  The Governance Committee acts pursuant to the Governance, Nomination and Compensation Committee Charter (the "Governance Charter") that has been approved by the Board of Directors.

The Governance Committee is composed of three directors, all of whom are independent within the meaning of National Instrument 58-101, being LeRoy Wilkes (Chair), Terrence Eyton and John Kerr. None of the members of the Governance Committee is an officer, employee or former officer of the Company. All of the members are experienced in matters of executive compensation and the Board believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The Governance Committee Charter can be viewed on the Company's website at www.quaterra.com. The Governance Committee reports to the Board of Directors which has final accountability for the Company's compensation policies and programs. The Governance Committee also seeks the views of the CEO when reviewing compensation for other executive officers because of his involvement with these officers. The Company does not currently benchmark.

Role of the Chief Executive Officer

The Chief Executive Officer ("CEO") completes a review of each NEO's performance. The CEO makes a recommendation to the Governance Committee on compensation for each NEO which is taken into consideration by the Governance Committee in completing its review and ultimate recommendations to the Board.

Objectives of the Compensation Program

The general objectives of the Company's compensation strategy are to:

(a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b) provide a compensation package that is competitive with other comparable mineral exploration companies to enable the Company to attract and retain talent; and

(c) ensure that the total compensation package is designed in a manner that takes into account the Company's present stage of development and its available financial resources.  The Company's compensation packages have been designed to provide a non-cash stock option component in conjunction with a reasonable cash salary.

Salaries for the NEOs are determined by evaluating the responsibilities inherent in the position held, and the individuals experience and past performance, as well as by reference to the competitive marketplace for management talent at other mineral exploration companies.  Following the annual general meeting of shareholders, the Governance Committee reviews actual performance for the Company and the each of the NEOs for such year, including the quality and measured progress of the Company's exploration projects, raising of capital and similar achievements.

Elements of Compensation

During 2020, the Company's compensation program consisted of two elements (i) cash and (ii) incentive stock options administered under the Company's stock option plan.  The Company does not presently have a long-term incentive plan.  There is no policy or target regarding allocation between cash and non- cash elements of the Company's compensation program. The Board reviews annually the total compensation package of each of the Company's NEOs on an individual basis, against the backdrop of the competitive landscape and the compensation goals and objectives described above.

Salary - Base salaries for the NEOs for any given year are reviewed by the Governance Committee at its meeting in June. Increases or decreases in salary on a year over year basis are dependent on the Governance Committee's assessment of the performance of the Company and the particular NEO.  When considering the base salaries of each of the Company's NEOs, the Governance Committee reviews the qualifications and performance of, and salaries paid to executives of similar companies engaged in mining exploration and development. Recommendations for executive salaries are made by the Governance Committee to the full Board of Directors in consultation with the CEO.

Incentive Awards - The Governance Committee believes that a significant portion of each NEO's compensation should be in the form of equity awards.  Equity awards are made to the NEOs pursuant to the Company's stock option plan.  The stock option plan provides for awards in the form of stock options. The Committee has generally followed a practice of issuing stock options to its NEOs on an annual basis in June of each year.  The Committee retains the discretion to make additional awards to NEOs at other times, in connection with the initial hiring of a new executive, for retention purposes or otherwise. In determining  the  amount  of  stock  options  to  be  issued,  the  Governance  Committee  considers qualifications, performance, and option programs of similar companies.

Perquisites and Other Personal Benefits - The Company's NEOs are not generally entitled to significant perquisites.  The Company offers health care benefits, but there are no other perquisites which account for a material portion of the overall compensation paid to any NEO.

The board of directors did not consider the implications of the risks associated with the Company's compensation policies and practices.  None of the NEOs or directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such NEOs or directors.

Employment Agreements, Termination and Change of Control

The Company has employment agreements with Thomas Patton and Lei Wang. The Governance Committee believes that these agreements will help to secure the continued employment and dedication of the Company's NEOs. The Company also had an employment agreement with Gerald Prosalendis until his resignation as President, CEO and director on February 1, 2021.

Thomas Patton - Dr. Patton entered into an amended and restated employment agreement with the Company and its subsidiary, Quaterra Alaska Inc., effective July 1, 2019 for a term of two years. This agreement replaces a prior agreement dated January 1, 2016 and amended on April 14, 2016 and renewed by agreements dated April 14, 2017 and April 14, 2019. Under the employment agreement, Dr. Patton is entitled to receive an annual base salary of $100,000 (previously $150,000). Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Dr. Patton's salary with a view to its increase, giving consideration to the Company's financial position and the scope of its activities. Dr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Dr. Patton only for breach of the employment agreement or for cause. Dr. Patton is entitled to two months' notice of such discharge. If Dr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Dr. Patton has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years. If Dr. Patton terminated his employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company's most recently completed financial year, the payment to Dr. Patton would be $200,000.

Gerald Prosalendis - Mr. Prosalendis entered into an employment agreement with the Company effective July 1, 2019 for a period of two years, whereby Mr. Prosalendis received an annual salary of C$250,000. This replaced a prior agreement dated April 14, 2016 as renewed on April 14, 2018 whereby Mr. Prosalendis received an annual salary of C$225,000. Due to Mr. Prosalendis' resignation on February 1, 2021, the employment agreement is no longer in effect. Under the employment agreement, the board of directors was to conduct an annual performance review of Mr. Prosalendis which would include a general performance assessment and possible salary adjustments or bonus payments. Mr. Prosalendis was eligible to participate in stock option grants. The Company could terminate the employment of Mr. Prosalendis only for breach of the employment agreement or for cause. Mr. Prosalendis was entitled to two months' notice of such discharge. If Mr. Prosalendis became disabled and unable to perform his regular duties, he was entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Prosalendis had the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years. If Mr. Prosalendis terminated his employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company's most recently completed financial year, the payment to Mr. Prosalendis would have been C$500,000.

Lei Wang - Effective January 1, 2017, Lei Wang entered into an employment agreement with the Company for a period of one year, whereby Ms. Wang is entitled to an annual salary of C$90,000.  The employment agreement has been renewed annually. Upon the expiration of one year following the date of the employment agreement, assuming the term is extended by mutual agreement, and each year thereafter, the Company will review Ms. Wang's salary with a view to its increase, giving consideration to the Company's financial position and the scope of its activities. Ms. Wang may be eligible to participate in future stock option grants. The Company may terminate the employment of Ms. Wang only for breach of the employment agreement or for cause. Ms. Wang is entitled to two months' notice of such discharge. If Ms. Wang becomes disabled and unable to perform her regular duties, she shall be entitled to receive her full salary for two months. Upon a change of control, as defined in the employment agreement, Ms. Wang has the right to terminate the employment agreement and receive an amount of money equal to her annual salary for one year. If Ms. Wang terminated her employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company's most recently completed financial year, the payment to Ms. Wang would be C$90,000.

Summary Compensation Table - Named Executive Officers

The following table sets out information concerning the compensation earned from the Company and any of the Company's subsidiaries during the financial year ended December 31, 2020 by the Company's NEOs.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compens- ation ($)	Total compensation ($)
					Annual Incentive plans	Long-term incentive plans
Thomas Patton(1) Chairman	2020 2019 2018	100,000 125,000 150,000	N/A N/A N/A	15,900 7,568 10,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	115,900 132,568 160,000
Gerald Prosalendis(2) President & CEO	2020 2019 2018	186,359 178,989 173,651	N/A N/A N/A	15,900 15,137 10,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	202,259 194,125 183,651
Lei Wang CFO	2020 2019 2018	67,089 67,827 69,460	N/A N/A N/A	10,600 7,568 8,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	77,689 75,396 77,460

(1) Thomas Patton served as Chief Executive Officer from September 2, 2015 until July 1, 2019 and served as Chairman since July 31, 2013.

(2) Gerald Prosalendis was appointed President and Chief Operating Officer on April 14, 2016. He resigned as Chief Operating Officer and was appointed Chief Executive Officer effective July 1, 2019. Mr. Prosalendis resigned all positions with the Company on February 1, 2021, subsequent to the year end.

(3) The Company calculated the stock-based compensation costs by using the Black-Scholes-Merton model assuming a risk free interest rate of 0.36% (2019 - 1.4%; 2018 - 1.32%), a dividend yield of 0% (2019 & 2018 - 0%), the expected annual volatility of the Company's share price of 100% (2019 & 2018 - 103%) and expected life of the option of 5 years (2019 & 2018 - 5 years).

Incentive Awards

The following table sets out information in respect of outstanding option-based awards* for the financial year ended December 31, 2020, for the Company's NEOs.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Thomas Patton	250,000 250,000 250,000 200,000 300,000	$0.065 $0.095 $0.06 $0.065 $0.08	April 14, 2021 June 23, 2022 September 20, 2023 June 21, 2024 June 30, 2025	1,250 Nil 2,500 1,000 Nil	N/A	N/A	N/A
Gerald Prosalendis	600,000 250,000 250,000 400,000 300,000	$0.065 $0.095 $0.06 $0.065 $0.08	April 14, 2021 June 23, 2022 September 20, 2023 June 21, 2024 June 30, 2025	3,000 Nil 2,500 2,000 Nil	N/A	N/A	N/A
Lei Wang	250,000 200,000 200,000 200,000 200,000	$0.065 $0.095 $0.06 $0.065 $0.08	April 14, 2021 June 23, 2022 September 20, 2023 June 21, 2024 June 30, 2025	1,250 Nil 2,000 1,000 Nil	N/A	N/A	N/A

(1)          "In-the-money options" means the excess of the market value of the Company's shares at the Company's most recently completed financial year end on December 31, 2020 over the exercise price of the options. The last trading price of the Company's shares on the TSX Venture Exchange on December 31, 2020 was C$0.07.

* Until a stock option has been exercised and the stock sold, the NEO does not receive any cash proceeds from the option and, accordingly, the amount shown is only the deemed "paper gain" of the option.

Incentive plan awards - value vested or earned during the year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the Company's most recently completed financial year.

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year (1) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Thomas Patton	Nil	Nil	Nil
Gerald Prosalendis	Nil	Nil	Nil
Lei Wang	Nil	Nil	Nil

(1)      "Value vested during the year" means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Pension Plan Benefits

The Company does not provide retirement benefits for its directors or executive officers.

Director Compensation

The Company's independent directors' compensation program revolves around three key areas:

• Recruiting and retaining qualified individuals to serve as members of our board of directors and contribute to our overall success;

• Aligning the interests of the board members with those of our shareholders by requiring directors to hold a minimum number of shares and to compensation in the form of option based awards and cash; and

• Offering competitive compensation by positioning director compensation in relation to companies that are comparable in size and in a similar business.

The directors' compensation package provides for the fees below to be paid to non-executive directors:

Annual Retainer	(C$)
Independent director	10,000
Audit Committee Chair	7,500
Other Committee Chairs	5,000

Below is a summary of total compensation paid to the Directors (excluding NEOs) during 2020:

Name	Fees earned (C$)	Share- based awards (C$)	Option- based awards (C$)(1)	Non-equity incentive plan compensation (C$)	Pension value (C$)	All other compensation (C$)	Total (C$)
John Kerr	11,182	Nil	10,600	Nil	N/A	Nil	21,782
LeRoy Wilkes	11,182	Nil	10,600	Nil	N/A	Nil	21,782
Terrence Eyton	13,045	Nil	10,600	Nil	N/A	Nil	23,645

(1) The Company calculated the stock-based compensation costs by using the Black-Scholes-Merton model assuming a risk free interest rate of 0.36%, a dividend yield of 0%, the expected annual volatility of the Company's share price of 100% and expected life of the option of 0 years.

Outstanding share-based awards and option-based awards

The following table summarizes the outstanding share-based awards and option-based awards to the Non-Named Executive Officer Directors as at the Company's most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John Kerr	200,000 200,000 200,000	$0.095 $0.065 $0.08	June 23, 2022 June 21, 2024 June 30, 2025	Nil 1,000 Nil	N/A	N/A	N/A
LeRoy Wilkes	200,000 200,000 200,000 200,000 200,000	$0.065 $0.095 $0.06 $0.065 $0.08	April 14, 2021 June 23, 2022 September 20, 2023 June 21, 2024 June 30, 2025	1,000 Nil 2,000 1,000 Nil	N/A	N/A	N/A
Terrence Eyton	200,000 200,000 200,000 200,000 200,000	$0.065 $0.095 $0.06 $0.065 $0.08	April 14, 2021 June 23, 2022 September 20, 2023 June 21, 2024 June 30, 2025	1,000 Nil 2,000 1,000 Nil	N/A	N/A	N/A

(1)      "In-the-money options" means the excess of the market value of the Company's shares at the Company's most recently completed financial year on December 31, 2020 over the exercise price of the options. The last trading price of the Company's shares on the TSX Venture Exchange on December 31, 2020 was C$0.07.

Incentive plan awards - value vested or earned during the year

The following table summarizes the value of each incentive plan award vested or earned by each Non-

Named Executive Officer Director during the Company's most recently completed financial year.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
John Kerr	N/A	N/A	N/A
LeRoy Wilkes	N/A	N/A	N/A
Terrence Eyton	N/A	N/A	N/A

(1)  "Value vested during the year" means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Securities Authorized for Issuance under Equity Plans

The following table sets out the number of the Company's shares to be issued and remaining available for future issuance under the Company's Incentive Stock Option Plan at the end of the Company's most recently completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under incentive stock option plans (excluding securities reflected in column (a)) (c)
Stock Option Plan approved by security holders	14,690,000	C$0.07	7,181,561
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	14,690,000		7,181,561

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Company, was indebted to the Company, or has been the  subject  of  a  guarantee,  support  agreement,  letter  of  credit  or  other  similar  arrangement  or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Executive Compensation".

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company's corporate governance disclosure obligations are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "National Instrument"), National Policy 58-201 - Corporate Governance Guidelines and National Instrument 52-110 - Audit Committees. These instruments  set  out  a  series  of  guidelines  and  requirements  for  effective  corporate  governance, collectively the "Guidelines".  The National Instrument requires the Company to disclose its approach to corporate governance with reference to Guidelines.

Composition of the Board

The Board currently consists of four directors. The National Instrument defines an independent director as a director who has no direct or indirect material relationship with the Company. A "material relationship" is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member's independent judgment. The Board of Directors considers the factual circumstances of each director in the context of Guidelines.

The Board has determined that three (3) directors are independent for purposes of the Board members as provided in National Instrument 58-101. There is one (1) who is not independent for purposes of the Board members as provided in National Instrument 58-101. The Board has concluded that Dr. Thomas Patton is not "independent" by virtue of his role as an executive officer of the Company.  See Composition of the Board below.

Director Nominees	Independent	Non-Independent	Reason for Non Independence
Thomas Patton		✓	Chairman
John Kerr	✓
LeRoy Wilkes	✓
Terrence Eyton	✓

Participation of Directors in Other Reporting Issuers

Certain of the Company's directors are directors of other reporting issuers, as set out in the following table:

Director	Reporting Issuer
John Kerr	Bravada Gold Corporation Canyon Copper Corp. Equity Metals Corporation	Searchlight Resources Inc. Valterra Resource Corporation

Orientation and Continuing Education

Board members are provided with a policy and procedure manual and have access to technical data and financial information 24 hours a day through an internet-based software support system, essentially an electronic Boardroom. The Company does not provide formal continuing education to its Board members, but does encourage them to communicate with management, auditors and technical consultants.  Board  members  are  also  encouraged  to  participate  in  industry  related  conferences, meetings and educational events.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that can be viewed at www.quaterra.com. The Code addresses honesty and integrity, fair dealing, discrimination and harassment, safety and security, and honest and accurate record keeping.  The Code also addresses Ethical Business Conduct for financial managers.

Audit Committee

The Audit Committee is responsible for assisting directors to meet their responsibilities; providing better communication between directors and external auditors; enhancing the independence of the external auditor; increasing the credibility and objectivity of financial reports; and strengthening the role of the directors facilitating in-depth discussions among directors, management and the external auditor. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor's examination into specific areas of the Company's business. A full version of the Audit Committee Charter is available at  www.quaterra.com.

Composition of the Audit Committee

The Audit Committee is comprised of three directors of the Company: Terrence Eyton (Chair), John Kerr and LeRoy Wilkes, all of whom are independent and financially literate within the meaning of NI 52-110.

To be considered to be independent, a member of the audit committee must not have any direct or indirect "material relationship" with the Company. A material relationship is a relationship which could, in the view of the board of directors of the Company, reasonably interfere with the exercise of a member's independent judgment. To be considered financially literate, a member of the audit committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected in the Company's financial statements.

Mr. Eyton graduated from Lakehead University in 1967 in Business Administration. He obtained his Chartered Accountant designation in 1971 and was elected to Fellowship of the Institute of Chartered Accountants in 1983.  He completed the Institute of Corporate Directors program in 2008 and obtained the designation of ICD.D. Mr. Eyton practiced the profession of accounting in both public practice and corporate entities. Currently Mr. Eyton is a Director and Chair of the Audit Committee for Quaterra Resources Inc. Mr. Eyton has also served as a director and chair of audit committees for other reporting issuers including, Sabina Gold & Silver Corp; Southern Silver Exploration Corp; Homestake Resource Corporation; Bravada Gold Corporation and Potash North Resource Corp.  Mr. Eyton is currently retired from active employment and considered financially literate.

Mr. Kerr graduated from the University of British Columbia in 1964 with a BASc degree in Geological Engineering.  Mr. Kerr has sat on several public company Boards and Audit Committees. In his positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results. Mr. Kerr is considered financially literate.

Mr. Wilkes was President of Washington Group International's mining business unit where he was responsible for the operating and financial performance of the unit's international operations in the coal, metals and industrial minerals markets.  He has 38 years of mining experience in the precious metals, coal industrial metals, and base metals mining and processing.  Prior to joining the Washington Group International, Mr. Wilkes served as executive vice-president and chief operating officer of Santa Fe Pacific Gold Corporation of Albuquerque, New Mexico from 1988 to 1995.  Mr. Wilkes also previously served as executive vice-president of Washington Corporation of Missoula, Montana, responsible for merger and acquisition activities. He earlier served as vice-president and general manager of Kennecott Ridgeway Mining Company of Ridgeway, South Carolina, and director of business development of Anaconda Minerals Co. of Denver, Colorado.  He has held management and supervisory positions at surface and underground mines producing molybdenum, copper, limestone, lead silver and zinc. Mr. Wilkes has a degree in mining engineering from the Montana School of Mines. Mr. Wilkes also served as a director and chairman of the Board of Sabina Gold & Silver Corp.  Mr. Wilkes is considered financially literate.

Pre-approved Policies and Procedures

All non-audit services are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditors in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External Auditor Service Fees

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees	All other Fees	Total
December 31, 2020	C$40,000	$Nil	$Nil	$Nil	C$40,000
December 31, 2019	C$46,000	$Nil	$Nil	$Nil	C$46,000

(1) The aggregate audit fees include the audit of the Company's consolidated financial statements and the audit of ICFR.

(2) The aggregate fees billed for audit related services that are reasonably related to the performance of the audit of the Company's consolidated financial statements, which are not included under the heading "Audit Fees"

Corporate Governance, Nomination and Compensation Committee

The Corporate Governance, Nomination and Compensation Committee ("Governance Committee") is appointed by and acts on behalf of the Board of Directors. The Governance Committee acts pursuant to the Corporate Governance Nomination Compensation Committee Charter (the "Governance Charter") that has been approved by the board of directors. The Governance Charter can be viewed on the Company's website at  www.quaterra.com.  The Governance Committee is responsible for:

1) developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and for periodically reviewing such guidelines;

2) identifying individuals qualified to become Board members;

3) recommending that the Board select the director nominees for the next annual meeting of shareholders;

4) overseeing the Board's annual evaluation of its performance, and

5) reviewing and recommending to the Board on major compensation plans, policies and programs of the Company. The Governance Committee approves the compensation of named  executive  officers  and  certain  senior  management,  takes  specific  actions  with respect to such compensation and has oversight responsibility over the Company's management development programs, performance assessment of senior executives and succession planning.

The members of the Governance Committee are LeRoy Wilkes (Chair), Terrence Eyton and John Kerr, all  of  whom  are  independent  directors,  applying  the  definition  set  out  in  Section  1.4  of  National Instrument 52-110.

Safety, Health, Security and Environment Committee

The Company has a Safety, Health, Security and Environment Committee (the "SHSE Committee") that consists of John Kerr (Chair), Thomas Patton and Terrence Eyton.

The SHSE Committee has been established to assist the Board in fulfilling its responsibilities relating to health, safety, security and the environment. The SHSE Charter can be viewed on the Company's website at  www.quaterra.com.  The responsibilities of the Committee are as follows:

• reviewing  and  recommending,  as  appropriate,  changes  to  the  safety,  health,  security  and environmental policies of the Company;

• monitor the status of compliance with the Company policies and applicable laws and regulations in  the  areas  of  safety,  health,  security  and  environment  based  on  written  reports  from management;

• review, at least semi-annually, the performance of the Company in the area of safety, health, security and environment;

• the event of the occurrence of a material safety, health, security or environmental incident where the occurrence is required to be reported to the appropriate authorities, the committee will receive and review as soon as practicable a report from management detailing the nature of the incident and describing the remedial action being taken; and

• periodically report to the Board of Directors on safety, health, security and environment issues affecting the Company.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at  www.sedar.com and at the Company's website at  www.quaterra.com.  A copy of the following documents may be obtained, without charge, upon request to the Company at Suite 1100, 1199 West Hastings Street, Vancouver, B.C., V6E 3T5, Telephone: (604) 684-9384, Fax: (604) 641-2740:

(a) the  comparative  financial  statements  of  the  Company  for  the  financial  year  ended December 31, 2020 together with the accompanying report of the auditor thereon and related Management's Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2020 and related Management's Discussion and Analysis; and

(b) this Information Circular.

BY ORDER OF THE BOARD OF DIRECTORS OF QUATERRA RESOURCES INC.

"Thomas Patton"

Thomas Patton

Chairman & Director

SCHEDULE "A"

SUMMARY OF THE RIGHTS PLAN

Please see "Ratification and Confirmation of Shareholder Rights Plan" in the Information Circular to which this Schedule is attached for a discussion of the Rights Plan and the reasons for the Board of Directors recommending its approval.

Capitalized terms used but not specifically defined in this Schedule shall have the meanings ascribed thereto in the Information Circular.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement entered into between the Company and Computershare Investor Services Inc. as rights agent, on June 21, 2018. The Shareholder Rights Plan Agreement shall govern in the event of any conflict between the provisions thereof and this summary. A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com.

Term

If ratified and confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders in 2024 unless the shareholders vote by ordinary resolution at that meeting to ratify and confirm the Rights Plan. If the Rights Plan is not ratified and confirmed, it will expire and cease to have effect at the termination of the Meeting.

Issue of Rights

Upon the Rights Plan becoming effective on June 21, 2018, one right (a "Right") was issued by the Company in respect of each common share of the Company that was outstanding at the close of business on the effective date of the Shareholder Rights Plan Agreement (the "Record Time"). One Right is also issued for each additional common share (or other voting share of the Company) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share unless the Rights separate from the underlying shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which shareholders currently trade their common shares, and is not intended to interfere with the Company's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the shares in connection with which they were issued, until the "Separation Time", being the close of business on the date that is 10 business days after the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that does not qualify as a Permitted Bid (as defined below), or such later time as the Board of Directors may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Rights Plan if they, together with their associates, affiliates and joint actors, acquire beneficial ownership (within the meaning of the Rights Plan) over 20% or more of the outstanding voting shares of the Company other than pursuant to a Permitted Bid or another type of transaction that is excepted under the Rights Plan.

In general terms, a person will not be considered to be an Acquiring Person for the purposes of the Rights Plan if it becomes the holder of 20% or more of the voting shares by reason of: (i) a reduction of the number of voting shares outstanding; (ii) an acquisition under a Permitted Bid (as defined below); (iii) an acquisition in respect of which the Board of Directors of the Company has waived the application of the Rights Plan; (iv) an acquisition under a dividend or interest reinvestment plan or a stock dividend or similar pro rata event; (v) an acquisition from treasury that does not result in an increase in the person's proportionate shareholdings; or (vi) the exercise of convertible securities that were themselves received by the person pursuant to such a transaction; provided, however, that any subsequent increase by 1% or more in the person's shareholdings (other than pursuant to an exempt transaction) will cause the person to be an Acquiring Person for the purposes of the Rights Plan.

Consequences of a Flip-in Event

A "Flip-in Event" refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board of Directors has not waived the application of the Rights Plan, each Right held by:

(a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b) any other shareholder shall entitle the holder thereof to purchase additional common shares from the Company at a substantial discount to the prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a take-over bid for the Company without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a take-over bid (a "Permitted Bid") that meets certain requirements, including that the bid must be:

(a) made pursuant to a formal take-over bid circular under applicable securities laws;

(b) made to all registered holders of voting shares (other than the offeror); and

(c) subject to irrevocable and unqualified provisions that:

i. the bid will remain open for acceptance for at least 105 days from the date of the bid;

ii.  the bid will be subject to a minimum tender condition of more than 50% of the voting shares held by independent shareholders;

iii. the bid will be extended for at least 10 business days if more than 50% of the voting shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact); and

iv. any shares deposited can be withdrawn until taken up and paid for.

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to a minimum bid period of 35 days from commencement), will be considered to be a "Permitted Bid" for the purposes of the Rights Plan.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on share certificates issued after the effective date of the Shareholder Rights Plan Agreement. Although Rights will also be attached to common shares of the Company outstanding on the effective date, share certificates issued before the effective date will not (and need not) bear the legend. Shareholders will not be required to return their certificates to be entitled to the benefits of the Rights Plan.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the shares.

Waiver

A potential offeror for the Company that does not wish to make a Permitted Bid can nevertheless negotiate with the Board of Directors to make a formal take-over bid on terms that the Board of Directors considers fair to all shareholders, in which case the Board of Directors may waive the application of the Rights Plan. Any waiver of the Rights Plan's application in respect of a particular take-over bid will constitute a waiver of the Rights Plan in respect of any other formal take-over bid made while the initial bid is outstanding.

The Board of Directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding voting shares of the Company within 14 days or such other date as the Board of Directors may determine.

With shareholder approval, the Board of Directors may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which the Board of Directors has waived the Rights Plan's application.

With requisite approval, the Board of Directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Directors' Duties

The continuation of the Rights Plan will not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. In the event of a take-over bid or any other such proposal, the Board of Directors will still have the duty to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendments

Amendments to the Rights Plan are subject to shareholder approval and any requisite approval of any stock exchange on which the shares of the Company are then trading, unless such amendments correct any clerical or typographical error, or make amendments that are necessary to maintain the Rights Plan's validity as a result of changes in applicable legislation, rules or regulations (subject to confirmation at the next meeting of shareholders).